LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

     (1-866) 272-8505 (Fax)

April 24, 2014

VIA EDGAR

Kieran G. Brown Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

TCG Financial Series Trust V (File Numbers: 333-189484; 811-22830)

Dear Mr. Brown:

Kindly accept this letter in response to your correspondence of July 17, 2013, wherein you have provided comments to our client’s N-1A filing submitted on June 20, 2013.  Pursuant to your request, we are filing simultaneously herewith our client’s amended draft of its N-1A as Pre-Effective #2.

Accordingly, please find our client’s responses below. Further, consistent with the sponsor’s revised investment strategies; kindly note that the name the series under the above referenced Trust has been revised as follows:

1.

“TCG Government Money Market Fund V”, a separate series under the TCG Financial Series Trust V, has been renamed the “TCG US Government Advantage Money Market Fund”.  Accordingly, reference to the name of the Fund has been revised throughout the filing;

PROSPECTUS

General

1. Please include page numbers in the prospectus and SAI.

Response:

We have included page numbers into both the Prospectus and SAI of the filing.

Fund Summary

2.

In the Fee Table, please delete the line for “Shareholder Service Fee” under “Other Expenses.” The Fund may subdivide the “Other Expenses” caption into no more than three subcaptions that identify the largest expense or expenses comprising “Other Expenses.” See Instruction 3(c)(iii) to Item 3 of Form N-1A. However, in this case the table indicates that there is no Shareholder Service Fee. Accordingly, the “Shareholder Service Fee” line item does not appear to be permitted or required in the summary section and should be deleted. See General Instruction C.3(b) of Form N-1A.

Response:

In light of the sponsor’s election to form multiple classes of shares under the Fund, the Fee table has been revised to reflect these classes and the corresponding “Shareholder Servicing Fee”.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Shares	Service Shares	Investor A Shares	Investor B Shares	Investor C Shares
Management Fee	0.35%	0.35%	0.35%	0.35%	0.35%
Distribution (12b-1) Fees[1]	None	None	None	None	None
Shareholder Servicing Fee	None	0.05%	0.10%	0.15%	0.20%
Other Expenses[2]	0.00%	0.00%	0.00%	0.00%	0.00%
Total Annual Fund Operating Expenses	0.35%	0.40%	0.45%	0.50%	0.55%
Fee Waiver and/or Expense Reimbursement [3]	(0.15)%	(0.15)%	(0.15)%	(0.15)%	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.20%	0.25%	0.30%	0.35%	0.40%

3.

Footnote 1 to the Fee Table states that “[t]he Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of up to 0.25% to financial institutions that provide distribution and/or shareholder servicing.” Please include in the appropriate section of the Prospectus the information required by Item 12(b) of Form N-1A.

Response:

The following language has been included in the Prospectus under the section entitled “The Distributor”:

 “While not yet implemented, the Fund has adopted a Rule 12b-1 distribution plan under which it pays annual distribution fees up to 0.25% of the daily net assets attributable to its shares.  Rule 12b-1 fees are paid by the Fund to the Distributor as compensation for its services and expenses in connection with the sale and distribution of Fund shares. The Distributor in turn pays all or part of these Rule 12b-1 fees to Financial Intermediaries that have agreements with the Distributor to sell shares of the Fund.

Because Rule 12b-1 expenses are paid out of a Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than other types of sales charges.”

4.

Footnote 3 to the Fee Table states “[p]lease note that the Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the ‘Financial Highlights’ section of the prospectus, which do not include Acquired Fund Fees and Expenses.” Since the Fund is new and does not have Financial Highlights, please delete this footnote.

Response:

Footnote #3 in the Fee Table has been deleted.

5.

The last sentence of footnote 4 to the Fee Table states that “[t]he Management Services Agreement may, on sixty (60) days written notice, be terminated with respect to the Fund, at any time without the payment of any penalty, by the Board of Trustees or by a vote of a majority of the outstanding voting securities of the Fund, or by Management.” We note that the terms “Management Services Agreement” and “Management” are not defined. Please define these terms in this section. Please also note the following:

a.

If the sentence is intended to indicate that the Fund’s adviser may terminate the fee waiver arrangement without also terminating the Fund’s advisory and other services agreements on 60 days’ notice without agreement of the Fund’s board of directors, please delete the line items for “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (and the related footnotes) from the Fee Table. See Investment Company Act Release No. 28584 [74 FR 4546, 4555 n. 116 (Jan. 26, 2009) (“A fund may not include the additional captions if the expense reimbursement or fee waiver arrangement may be terminated without agreement of the fund’s board of directors (e.g., unilaterally by the fund’s investment adviser) during the one-year period.”).

b.

If the fee waiver agreement may only be terminated with consent of the Fund’s board, please revise the footnote to make this fact more clear and please confirm to us that there is no intention to terminate the fee waiver for one year after the effective date of the registration statement.

c.

If the last sentence relates to an agreement other than the fee waiver arrangement (e.g., the “Management and Services Agreement” is the advisory agreement), please delete the last sentence as it is not permitted or required to be included at this point in the summary section and please include appropriate disclosure regarding who may terminate the fee waiver arrangement and under what circumstances. See General Instruction C.3(b) of Form N-1A (“Items 2 through 8 may not include disclosure other than that required or permitted by those Items.”); Instruction 3(e) to Item 3 of Form N-1A (“briefly describe who can terminate the arrangement and under what circumstances”).

Response #5 (a), (b) and (c):

The Advisor hereby confirms that there is no intention to terminate the fee waiver for one year after the effective date of the registration statement.  The language under Footnote #3, (previously Footnote #4), has been revised and included in the Prospectus as follows:

“ 3 As described in the “Management of the Funds” section of the Fund’s prospectus on pages 13 through 15, TCG Financial Services, LLC (“TCG Financial Services ”), the Fund’s Investment Advisor, has contractually agreed to waive and/or reimburse fees and/or expenses in order to limit the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees Expenses and certain other non-routine expenses) as a percentage of daily net assets to 0.20% (Institutional Shares), 0.25% (Service Shares), 0.30% (Investor A Shares), 0.35% (Investor B Shares), 0.40% (Investor C Shares) until July 1, 2015 (the “contractual expense limitation agreement”). “Non-routine expenses” that are not subject to the foregoing contractual expense limitation agreement include, but are not limited to, any reimbursement payments made by the Fund to the investment adviser of fund fees and expenses that were previously waived or reimbursed by the investment adviser in order to maintain a positive net yield for the fund (the “voluntary yield waiver”). The Fund may have to repay some of these waivers and/or reimbursements to TCG Financial Services in the following three (3) years. The agreement may be terminated upon 90 days’ notice by a majority of the non-interested trustees of the Trust or by a vote of a majority of the outstanding voting securities of the TCG US Government Advantage Money Market Fund.”

Further, with respect to your comment #5(b), this will confirm that there is no intention by the Advisor to terminate the fee waiver for one year after the effective date of the registration statement.

6.

The third sentence of the narrative under the Fee Table Example states that “[t]he Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.” If the Fund expects that it will charge the rule 12b-1 fee after August 31, 2014, please confirm to us that these expenses will be included in the calculation after Year #1 and disclose in this section that the 12b-1 fees are included in the example after Year #1.

Response:

At this time the Fund is undecided whether it will implement its Rule 12b-1 Distribution Plan after July 1, 2015.  Accordingly, when calculating this example for years after Year #1, the results will include the Rule 12b-1 fees.  Accordingly, the disclosure has been revised as follows:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  The calculations for years after Year #1 in the example assume that the Fund’s Rule 12b-1 Distribution Fee has been included.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	Institutional Shares	Service Shares	Investor A Shares	Investor B Shares	Investor C Shares
Year 1	$20	$26	$31	$36	$41
Year 3	$152	$168	$184	$200	$215
Year 5	$295	$323	$350	$377	$405
Year 10	$712	$772	$833	$893	$953

7.

The first paragraph under “Principal Investment Strategies of the Fund” states that “[u]nder normal conditions, the TCG Government Money Market Fund I (the ‘Fund’) seeks to achieve its objective by investing exclusively in a diversified portfolio made up only of short term U.S. Government treasury securities and bank deposits (‘Deposits’) with maturities of not more than 397 days (13 months).” Please explain in this section what is meant by the term “bank deposits” and how the Fund intends to invest in them. For example, does the term “bank deposits” include certificates of deposits (CDs)? Please also tell us whether bank deposits are “securities” pursuant to Section 2(a)(36) of the Investment Company Act. Please note that we may have further comments depending on your responses.

Response:

While the Fund’s Advisor’s original intention was to invest solely as set forth in the Fund’s initial filing, it has revised its “Principal Investment Strategy” to broaden the scope of investments which the Fund will seek to achieve its investment objective.  Accordingly, the “Principal Investment Strategies of the Fund” in both the Prospectus and the SAI have been revised to read as follows:

Principal Investment Strategies of the Fund:

Under normal conditions, the TCG US Government Advantage Money Market Fund (the “Fund”) seeks to achieve its objective by investing in short-term money market instruments that, at the time of investment, have remaining maturities of 397 calendar days or less from the date of acquisition. The Fund’s portfolio will maintain a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. Under normal circumstances, at least 80% of the Fund’s assets will be invested in certain obligations of the U.S. Government, its agencies and instrumentalities and repurchase agreements with regard to such obligations. The Fund will invest in deposits (“Deposits”) which are exclusively in accounts with Federal Deposit Insurance Corporation (“FDIC”) insured banks or savings and loan associations which are backed by the full faith and credit of the U.S. Government. Deposits that are backed by the full faith and credit of the U.S. Government are those that the resources of the U.S. Government stand behind. Further, each of the Fund’s Deposits will not exceed the FDIC’s Standard Maximum Deposits Insurance Amount (“SMDIA”) which currently is $250,000 per depositor, per insured bank inclusive of the principal and accrued interest for each Deposit. Accordingly, because each of the Fund’s Deposits will fall within these FDIC amount limits, the entire amount of each of the Fund’s Deposit will be fully insured by the FDIC.  The Fund may invest in other money market funds that have substantially the same investment objective and strategies as the Fund. The principal and interest of all securities held by the Fund are payable in U.S. dollars.

The securities purchased by the Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), and other rules of the Securities and Exchange Commission (“SEC”). The Fund will only purchase securities that present minimal credit risk as determined by the Fund’s investment advisor, TCG Financial Services, LLC, pursuant to guidelines approved by the Trust’s Board of Trustees.

In satisfaction of the quality requirements of Rule 2a-7, all securities acquired by the Funds will be determined at the time of purchase by TCG, under guidelines established by the Trust’s Board, to present minimal credit risks and will be “Eligible Securities.” An “Eligible Security” is:

1. a Rated Security (as hereinafter defined) with a remaining maturity of 397 days or less that has received a short-term rating by one of the nationally recognized statistical rating organizations (an “NRSRO”) in one of the two highest short term rating categories (within which there may be sub categories or gradations indicating relative standing); or

2. a security that is not a Rated Security that is of comparable quality to a Rated Security, as determined by TCG; provided, however, that a security that at the time of issuance had a remaining maturity of more than 397 calendar days but that has a remaining maturity of 397 calendar days or less and that is an Unrated Security is not an Eligible Security if the security has received a long term rating from any NRSRO that is not within the NRSRO’s three highest long term categories (within which there may be sub-categories or gradations indicating relative standing), unless the security has received a long-term rating from any two NRSROs that have issued a rating with respect to the security, or if only one NRSRO has issued a rating, from that NRSRO, in one of the three highest rating categories.

The Fund’s Advisor will determine which of these securities to buy and sell based on its assessment of the relative values of various short-term U.S. Government securities and Deposits. The Fund is a money market fund which seeks to maintain a net asset value of $1.00 per share. Additionally, the Fund’s dollar-weighted average maturity (WAN) will be 60 days or less, and the dollar-weighted average life to maturity (WAL) of all of its investments will be 120 days or less. The Fund invests only in U.S. dollar-denominated securities.

The Fund may invest in securities with floating or variable rates of interest. Their yields will vary as interest rates change.

The Fund’s Advisor seeks to develop an appropriate portfolio by considering the differences in yields among securities of different maturities and issue dates.

Further, in response to your inquiry regarding the types of bank deposits which the Fund will invest in, such shall include accounts that the FDIC insurance covers, including deposits in a checking account, negotiable order of withdrawal (NOW) account, savings account, money market deposit account (MMDA), time deposit such as a certificate of deposit (CD), or an official item issued by a bank.

8.

The last sentence of the second paragraph under “Principal Investment Strategies of the Fund” states that “because each of the Fund’s deposits will fall within these FDIC amount limits, the entire amount of each of the Fund’s Deposit will be fully insured by the FDIC.” Please disclose in this section the strategy by which the Fund will ensure that each Deposit will meet the conditions required by the FDIC. Specifically, has an analysis been conducted regarding the potential for the FDIC to: (a) view the Funds’ Deposits as one, common investment or joint enterprise, and/or (b) look-through to shareholders that invest more than $250,000 in one or more Funds?

Response:

Pursuant to the analysis conducted, the Trust and its underlying Fund investments will be afforded the FDIC insurance coverage on those Deposits satisfying the current FDIC regulations as set forth in the Fund’s “Principal Investment Strategies of the Fund” disclosure.

9.

The last paragraph under “Principal Investment Strategies of the Fund” states that “[t]he securities purchased by the Fund are subject to the quality, diversification and other requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended (the ‘Investment Company Act’), and other rules of the Securities and Exchange Commission.” Please disclose in this section the quality standards imposed by rule 2a-7.

Response:

Pursuant to your inquiry the following disclosure has been added to the “Principal Investment Strategies of the Fund” as set forth above:

In satisfaction of the quality requirements of Rule 2a-7, all securities acquired by the Funds will be determined at the time of purchase by TCG, under guidelines established by the Trust’s Board, to present minimal credit risks and will be “Eligible Securities”. An “Eligible Security” is:

1. a Rated Security (as hereinafter defined) with a remaining maturity of 397 days or less that has received a short-term rating by one of the nationally recognized statistical rating organizations (an “ NRSRO”) in one of the two highest short term rating categories (within which there may be sub categories or gradations indicating relative standing); or

2. a security that is not a Rated Security that is of comparable quality to a Rated Security, as determined by TCG; provided, however, that a security that at the time of issuance had a remaining maturity of more than 397 calendar days but that has a remaining maturity of 397 calendar days or less and that is an Unrated Security is not an Eligible Security if the security has received a long term rating from any NRSRO that is not within the NRSRO’s three highest long term categories (within which there may be sub-categories or gradations indicating relative standing), unless the security has received a long-term rating from any two NRSROs that have issued a rating with respect to the security, or if only one NRSRO has issued a rating, from that NRSRO, in one of the three highest rating categories.

10.

If the Advisor has no little or no experience managing money market funds, please include appropriate disclosure in the section entitled “Principal Risks of Investing in the Fund.”

Response:

In response to this comment, the following risk disclosure has been added and the previous risk disclosure entitled “Limited History of Operations” has been deleted.

“New Fund Risk. The Fund is newly organized and has no operating history. While the Advisor may have experience in investment-related activities and in managing private investment funds, the Advisor has limited experience to no experience, as a manager of a registered investment company.”

Further, note that we have added the following additional disclosure under the risk entitled “Interest Rate Risk:”

“Additionally, securities issued or guaranteed by the U.S. Government, its agencies, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, due to fluctuations in interest rates, the market value of such securities may vary during the period shareholders own shares of the Fund.”

Additional Information About the Fund’s Principal Investment Strategies and Related Risks

11.

The first sentence of the eighth paragraph under “The Fund’s Investment Strategies” includes a reference to “each Fund.” Please revise this sentence to reflect the fact that the prospectus relates to only one series. Please make similar revisions to other sentences that indicate that the prospectus relates to more than one fund.

Response:

The requested revisions have been made.

How to Buy Shares

12.

The first sentence of the third paragraph under “Purchasing Shares” states that “[t]he NAV of shares is generally calculated as of the cut-off-time each day the Fund is accepting orders.” Please disclose the cut-off time in this sentence. Please also tell us whether the cut-off-time is prior to the time at which the Fund calculates its NAV, and if it is, please explain to us how such policy is consistent with Rule 22c-1 under the Investment Company Act.

Response:

The referenced paragraph has been revised to reflect the time when the NAV is calculated.  This paragraph now reads as follows:

“The NAV of shares is generally calculated as of the cut-off time which under normal conditions is 4:00 p.m. ET each day the Fund is accepting orders. You will pay the next NAV per share price calculated after the Fund receives your application or request in good order.”

In reference to your inquiry whether the cut-off-time is prior to the time at which the Fund calculates its NAV, it is not.

13.

The second sentence of the third paragraph under “Purchasing Shares” states that “[y]ou will pay the next NAV per share calculated after the Fund accepts your order.” Please revise this sentence (and other similar sentences that indicate that the price of the Fund’s shares will be based on when the fund “accepts” the order) to indicate, as you do below, that all shares will be purchased at the NAV per share next determined after the Fund receives an investor’s application or request in good order.

Response:

Revisions have been made as suggested.  In particular, the referenced paragraph has been revised as provided in our response to comment #12, above.

Management of the Fund

14.

Under “Advisor”, please disclose the Advisor’s assets under management as of a recent date.

Response:

Pursuant to your comment, the referenced paragraph has been revised to read the following:

“TCG Financial Services, LLC, a Florida limited liability company located at 110 Merrick Way, Coral Gables, Florida, serves as Advisor to the Fund. TCG Financial Services, LLC, a registered investment adviser, was organized on September 10, 2010 to provide investment advisory services to its institutional account portfolio. The Advisor is also the Investment Advisor of nine (9) other money market funds.  These money market funds have also been recently organized and will commence operations on approximately the same date as the Fund. Currently, TCG Financial Services, LLC manages $265,000.000.00 in assets.”

15.

The last sentence of the paragraph under “Advisor” states that “[t]he Advisor is also the Investment Advisor of nine (9) other money market funds.” Please disclose in this section that these other money market funds are recently organized and will commence operations on approximately the same date as the Fund.

Response:

Pursuant to your comment, the referenced paragraph has been revised to reflect your comment as set forth in our response to your comment #14, above.

16.

The last sentence of the first paragraph under “Advisory Fees” states that “[f]ee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the Fund’s expense limits.” Please clarify, as you do in footnote 4 to the Fee Table, that recoupment is only permissible if the Fund is able to make the repayment without exceeding the .30% expense limitation that is currently in effect (as opposed to whatever the expense limitation might be at the time of the recoupment.)

Response:

Pursuant to your comment, the last sentence of the referenced paragraph has been revised to read as follows:

“Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) provided that the Fund is able to make the repayment without exceeding the 0.35% expense limitation.”

17.

The last sentence of the second paragraph under “Advisory Fees” states that “[a] discussion regarding the basis of the Board of Trustees’ approval of the management agreement with TCG Financial Services, LLC will be available in the Fund’s Annual Report as required by applicable law.” Please disclose the period that will be covered by the report. See Item 10(a)(1)(iii) of Form N-1A.

Response:

Pursuant to your comment, the last sentence of the referenced paragraph has been revised to read as follows.

“A discussion regarding the basis of the Board of Trustees’ approval of the management agreement with TCG Financial Services, LLC will be available in the Fund’s semi-annual Report for the most recent fiscal period ended December 31.”

Further, additional revisions have been made to the section entitled “Advisory Fees” in order to reflect the multiple share classes.  Accordingly, kindly note the following:

As the investment adviser, the firm oversees the asset management and administration of the Fund and its separate classes.  As compensation for these services, the firm receives a management fee which is paid monthly from each class of the Fund of 0.35% of the fund’s average daily net assets.

The Adviser pays all of the operating expenses of the Fund except brokerage;  taxes; borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses of non-interested person trustees; acquired fund fees and expenses; extraordinary expenses and expenses incurred pursuant to Rule 12b-1 under the 1940 Act (if any). In this regard, it should be noted that most investment companies pay their own operating expenses directly, while the Fund’s expenses, except those specified above, are paid by the investment adviser.

The Advisor has contractually agreed to waive fees and/or reimburse expenses, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs, such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) to 0.20% (Institutional Shares), 0.25% (Service Shares), 0.30% (Investor A Shares), 0.35% (Investor B Shares), 0.40% (Investor C Shares) until July 1, 2015 (the “contractual expense limitation agreement”). Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) provided that the Fund is able to make the repayment without exceeding the assets to 0.20% (Institutional Shares), 0.25% (Service Shares), 0.30% (Investor A Shares), 0.35% (Investor B Shares), 0.40% (Investor C Shares) until July 1, 2015 (the “contractual expense limitation agreement”) expense limitation.  This agreement may only be amended or terminated with the approval of the Fund's Board of Trustees. In addition to any contractual expense limitation the investment adviser also may voluntarily waive and/or reimburse expenses in excess of their current fee waiver and reimbursement commitment to the extent necessary to maintain a positive net yield for the Fund (the "voluntary yield waiver"). Under an agreement with each fund class relating to the voluntary yield waiver, the investment adviser may recapture from the assets of a Fund any of these expenses or fees they have voluntarily waived and/or reimbursed until the third anniversary of the end of the fiscal year in which such waiver and/or reimbursement occurs, subject to certain limitations. While the investment adviser may recapture any and all of these expenses, the degree to which they may recapture is based on several factors, including portfolio asset yields, interest rates and interest rate changes, Fund redemptions and subscriptions, and competitors' pricing decisions. These reimbursement payments by a Fund to the investment adviser in connection with the voluntary yield waiver are considered "non-routine expenses" and are not subject to any contractual expense limitation agreement in effect for the Fund at the time of such payment. This recapture could negatively affect a Fund's future yield and could result in a Fund having no yield for certain periods.

The Fund’s Advisor (not the Fund) may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing  distribution related services for the Fund’s shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.  Since the Fund had not commenced operations, the Advisor to the Fund has received no advisory fees as of that date. A discussion regarding the basis of the Board of Trustees’ approval of the management agreement with TCG Financial Services, LLC will be available in the Fund’s semi-annual Report for the most recent fiscal period ended December 31.

A discussion regarding the basis of the Board of Trustees’ approval of the Funds’ investment advisory agreement will be available in the Fund’s 2014 semi-annual report which covers the period from July 1, 2014 through December 31, 2014.

Back Page

18.

The first paragraph under “Annual and Semi-Annual Reports” states that “[t]he Fund’s annual and semi-annual reports provide the most recent financial reports and portfolio listings.” Please revise the phrase “portfolio listings” to state “portfolio holdings” or “Fund investments.”

Response:

Pursuant to your comment, the first sentence, as referenced in the paragraph, has been revised to read as follows:

“The Fund’s annual and semi-annual reports provide the most recent financial reports and portfolio holdings.”

19.

The first sentence of the second paragraph under “Annual and Semi-Annual Reports” states that “[y]ou can obtain a free copy of these documents, request other information, or make general inquiries about the Fund by calling the Fund (toll-free) at (800) 494-2755, by visiting the Fund’s website at www.tcgfinancial.com, or by writing to [address].” Please clarify in this section that “these documents” means both the SAI and the annual and semi-annual reports.

Response:

Pursuant to your comment, the referenced paragraph has been revised to read as follows:

“You can obtain a free copy of the Fund’s SAI, Annual and Semi-annual Reports, request other information, or make general inquiries about the Fund by calling the Fund (toll-free) at (800) 494-2755, by visiting the Fund’s website at www.tcg-financial.com, or by writing to:”

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

20.

The last and second to last sentences refer to the “Prospectuses.” As there appears to be only one prospectus for this Fund, please revise these sentences to refer to the “Prospectus.”

Response:

The word “Prospectuses” has been revised to “Prospectus”.

TCG Financial Series Trust I

21.

Please disclose in the appropriate section of the SAI how Fund shares are voted (e.g., one vote per share).

Response:

Pursuant to your comment, the following paragraph has been added to the initial section of the SAI.

“Any Trustee of the Trust may be removed by vote of the shareholders holding not less than two-thirds of the outstanding shares of the Trust. The Trust does not hold an annual meeting of shareholders. When matters are submitted to shareholders for a vote, the shareholder is entitled to one vote for the whole share he owns and fractional votes for fractional shares he owns. All shares of the Fund have equal voting rights and liquidation rights. The Trust Agreement can be amended by the Trustees, except that certain amendments that could adversely affect the rights of shareholders must be approved by the shareholders affected. All shares of the Fund are subject to involuntary redemption if the Trustees determine to liquidate the Fund. The Fund will provide notice to the shareholders if the Board determines, in its sole judgment, to liquidate the Fund, but the Fund will not be required to obtain shareholder approval prior to such liquidation.  An involuntary redemption will create a capital gain or a capital loss, which may have tax consequences about which you should consult your tax advisor.”

Investment Restrictions

22.

Investment Restriction (1) states that the Fund “[m]ay not concentrate investments in a particular industry or group of industries as concentration is defined under the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.” Please disclose in this section how concentration is defined under the 1940 Act, and the rules or regulations thereunder. We also note that money market funds may have an investment policy that reserves freedom of action to concentrate in U.S. government securities, as defined in the Investment Company Act, and certain bank instruments issued by domestic banks. Please revise the Fund’s concentration policy, as applicable.

Response:

Pursuant to your comment, the referenced paragraph has been revised to read as follows:

“May not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities or repurchase agreements secured thereby) if, as a result, more than 25% of the Fund’s total assets at the time of purchase would be invested in securities of companies whose principal activities are in the same industry. Notwithstanding the foregoing, the Fund may invest more than 25% of their total assets in obligations issued by Banks, including U.S. banks, including, but not limited to, instruments such as: banker’s acceptances, certificates of deposit and other short term obligations.”

23.

Investment Restrictions (2), (3), (4), (5), and (6) permit the Fund to engage in the activities described “to the extent permitted by the 1940 Act, or the rules or regulations thereunder.” The second paragraph under “1940 Act Restrictions” describes the 1940 Act restrictions on borrowing money. Please also describe in this section any limits the 1940 Act imposes on any of the other listed investment restrictions or disclose that the 1940 Act imposes no limits on such activity, as applicable.

Response:

Pursuant to your comment, this section including the referenced paragraphs which have been revised read as follows:

(1) May not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities or repurchase agreements secured thereby) if, as a result, more than 25% of the Fund’s total assets at the time of purchase would be invested in securities of companies whose principal activities are in the same industry. Notwithstanding the foregoing, the Fund may invest more than 25% of their total assets in obligations issued by Banks, including U.S. banks, including, but not limited to, instruments such as: banker’s acceptances, certificates of deposit and other short term obligations.

(2) May not issue senior securities. This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the Securities and Exchange Commission (“SEC”) or its staff.

(3) May not borrow money except to the extent permitted under the 1940 Act, including the rules, regulations and any obtained thereunder,

(4) May not make loans to other persons, except (a) by loaning portfolio securities, (b) by engaging in repurchase agreements, or (c) by purchasing nonpublicly offered debt securities. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

(5) May not purchase or sell commodities unless acquired as a result of ownership of securities or other investments. This limitation does not preclude the Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies which are engaged in a commodities business or have a significant portion of their assets in commodities

(6) May not act as underwriter of securities issued by other persons. This limitation is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), the Fund may be deemed an underwriter under certain federal securities laws.

(7) May purchase securities of any issuer only when consistent with the maintenance of its status as a diversified company under the 1940 Act, or the rules or regulations thereunder, as such statute, rules or regulations may be amended from time to time.

1940 Act Restrictions. Under the 1940 Act, and the rules, regulations and interpretations thereunder, a “diversified company,” as to 75% of its totals assets, may not purchase securities of any issuer (other than obligations of, or guaranteed by, the U.S. Government, its agencies or its instrumentalities and securities of other investment companies) if, as a result, more than 5% of the value of its total assets would be invested in the securities of such issuer or more than 10% of the issuer's voting securities would be held by the fund.

Additionally, the 1940 Act limits a Fund's ability to borrow money, prohibiting the Fund from issuing senior securities, except a Fund may borrow from any bank provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by a Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%.

Additionally, the 1940 Act and regulatory interpretations currently limits the percentage of the Fund’s securities that may be loaned to one-third of the value of its total assets.

Regulatory Compliance. The Fund may follow non-fundamental operational policies that are more restrictive than their fundamental investment limitations, as set forth in the Prospectuses and this SAI, in order to comply with applicable laws and regulations, including the provisions of and regulations under the 1940 Act. In particular, the Fund will comply with the various requirements of Rule 2a-7 (the Rule), which regulates money market mutual funds. The Fund will determine the effective maturity of its investments according to the Rule. The Fund may change these operational policies to reflect changes in the laws and regulations without the approval of its shareholders.

Trustees and Officers

24.

The fifth column of the chart describing the principal occupations of the Trustees during the past five years, states that the Trustees only oversee one portfolio in the fund complex. Please explain to us why the other Funds are not included in this total.

Response:

This disclosure has been revised to “ten (10)”.

25.

The chart disclosing the ownership of Fund shares by the Trustees states that the information is “as of June 1, 2013.” Please provide the information as of the end of the most recently completed calendar year. Instruction 1 to Item 17(b)(4) of Form N-1A.

Response:

This disclosure has been revised to reflect the ownership as of the end of the most recent calendar year.

26.

The chart disclosing the ownership of Fund share by the Trustees states that the “Aggregated Dollar Range of Securities in all Registered Investment Companies overseen by Trustee in the Trust” for Mr. Coloma is between $50,001 and $100,000. Please explain to us how this can be so, given that chart also discloses that Mr. Coloma owns $0 of the Fund and the Fund is the only series of the Trust. Please also revise this column to disclose fund shares owned on an aggregate basis, in any registered investment companies overseen by the Trustee within the same “family of investment companies” as the Fund (as such term is defined in Instruction 1 to Item 17). Item 17(b)(4)(ii) of Form N-1A.

Response:

This disclosure has been revised to reflect Mr. Coloma’s ownership to be $0 as well as the aggregate of fund shares in the family of investment companies.

27.

The first sentence under “Compensation of the Board of Trustees” states that “Trustees who are not “interested persons” as that term is defined in the 1940 Act of the Fund, will not receive compensation at this time.” Please explain to us why Trustees who are not interested persons would agree to serve without any compensation.

Response:

The specified sentence has been revised to reflect that the Independent Trustees will receive compensation.  The compensation has not yet been determined. “Trustees, who are not “interested persons” as that term is defined in the 1940 Act of the Fund, will receive compensation as determined by the Board.”

Principal Shareholders

28.

Please explain to us why there are two charts providing information about the Fund’s 5% shareholders under “Principal Shareholders.”

Response:

The second chart has been deleted.

Advisor

29.

Please describe the expense limitation provision in this section as required by Item 19(a)(3)(iii) of Form N-1A

Response:

Additional disclosure has been added to this section reflecting the expense limitation obligations of the Advisor.

Code of Ethics

30.

The second to last sentence of the paragraph under “Code of Ethics” states that “[s]uch codes of ethics permit personnel covered by the codes to invest in securities that may be purchased by the Fund, subject to the restrictions of the code.” If true, please insert the phrase “or held” after “may be purchased”. See Item 17(e) of Form N-1A.

Response:

The phrase “or held” has been inserted into the language of this paragraph.

We acknowledge the following on behalf of our client, the above named registrant that:

·

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

·

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

·

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ C. Richard Ropka, Esq.

 C. Richard Ropka, Esq.

CRR/ab

cc: Jorge H. Coloma

      Vivian Coloma-Davila